FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Celltech Group plc

2. Name of shareholder having a major interest
The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd	372,700
Nortrust Nominees	65,500
Mellon Nominees (UK) Ltd	14,700
State Street Nominees Ltd	29,700
Bank of New York Nominees	1,971,991
Northern Trust	284,202
Chase Nominees Ltd	545,060
Bankers Trust	40,900
Morgan Guaranty	84,500
Nortrust Nominees	662,738
Royal Bank of Scotland	69,700
State Street Bank & Trust Co	58,000
Deutsche Bank AG	547,600
HSBC Bank plc	298,200
Mellon Bank N.A	18,300
Bank One London	33,500
Chase Nominees Ltd	1,648,691
Midland Bank plc	515,000
Barclays Bank	474,300
Brown Bros	34,230
Royal Bank of Scotland	84,400
HSBC Bank plc	70,009
State Street Nominees Ltd	718,500
Bank of New York Nominees	26,600
Chase Nominees Ltd	45,000
Midland Bank plc	153,700
Deutsche Bank Mannheim	24,000
Bankers Trust	4,900
Citibank London	21,000
Nortrust Nominees	315,523
Royal Bank of Scotland	129,500
State Street Bank & Trust Co	319,900
RBSTB Nominees Ltd	26,300
HSBC Bank plc	86,000

5. Number of shares / amount of stock acquired
N/a

6. Percentage of issued class
N/a

7. Number of shares / amount of stock disposed
3,753,303 (since last notification)

8. Percentage of issued class
1.3%

9. Class of security
Ordinary 50p Shares

10. Date of transaction
26 May 2004

11. Date company informed
28 May 2004

12. Total holding following this notification
9,794,844

13. Total percentage holding of issued class following this notification
3.52%

14. Any additional information
-

15. Name of contact and telephone number for queries
Anita Dowling 01753 777106

16. Name and signature of authorised company official responsible for making this notification
J A D Slater

Date of notification
28 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Celltech Group plc

2. Name of shareholder having a major interest
FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	297,255
Chase Nominees Limited	2,685,288
State Street Bank & Trust CompaSny	579,367
State Street Bank & Trust	99,900
Brown Brothers Harriman	7,400
Chase Nominees	6,895,322
Chase Manhattan Bank London	250,000
Chase Nominees	462,741
HSBC Client Holdings Nominee (UK) Limited	6,909
JP Morgan	24,800
HSBC Client Holdings Nominee (UK) Limited	200

5. Number of shares / amount of stock acquired
N/a

6. Percentage of issued class
N/a

7. Number of shares / amount of stock disposed
10,788,648 (since last notification)

8. Percentage of issued class
3.87%

9. Class of security
50p Ordinary Shares

10. Date of transaction
Unknown

11. Date company informed
26 May 2004

12. Total holding following this notification
11,309,182

13. Total percentage holding of issued class following this notification
4.06%

14. Any additional information

15. Name of contact and telephone number for queries
Anita Dowling (01753) 777106

16. Name and signature of authorised company official responsible for making this notification
J A D Slater

Date of notification
28 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Celltech Group plc

2. Name of shareholder having a major interest
Credit Suisse First Boston group of companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse First Boston Equities Limited("CSFBEq")                 11,632,074
(includes 74,000 shares in which CSFBEq is interested
under Section 208(5) of the Act by virtue of the right to
redelivery of equivalent securities under stock lending
arrangements)

Credit Suisse First Boston International ("CSFBI")                         29,645

5. Number of shares / amount of stock acquired
N/a

6. Percentage of issued class
N/a

7. Number of shares / amount of stock disposed
2,330,768 (since last notification)

8. Percentage of issued class
0.8%

9. Class of security
Ordinary 50p shares

10. Date of transaction
Unknown

11. Date company informed
26 May, 2004

12. Total holding following this notification
11,661,719

13. Total percentage holding of issued class following this notification
4.19%

14. Any additional information
Part of this holding may relate to hedging arrangements for customer transactions.

15. Name of contact and telephone number for queries
Anita Dowling Tel: (01753) 777106

16. Name and signature of authorised company official responsible for making this notification
J A D Slater

Date of notification
28 May, 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 28 May, 2004